December 13, 2011

VIA EDGAR AND UPS DELIVERY

The Secretary

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. Brad Skinner, Senior Assistant Chief Accountant

RE:	Kellogg Company
Form 10-K for Fiscal Year Ended January 1, 2011
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended July 2, 2011
Filed August 5, 2011
Response Letter Dated September 28, 2011
File No. 001-04171

Mr. Skinner,

This letter is in response to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated November 1, 2011, containing comments on the above-referenced filings of Kellogg Company (the “Company”). The following paragraphs set forth the Staff’s comments together with the Company’s responses.

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Note 11: Operating Segments, page 21

Staff Comment

1.	We have reviewed your response to prior comment one. Please further clarify for us why you do not believe the six business units that comprise North America represent operating segments, as defined in FASB ASC 280-10-50-1.

Company’s Response

The Company believes that North America is an operating segment. This is based on our organizational and operational structure. The SVP of North America is responsible for assessing the segment’s operating performance and allocating resources amongst the business units. The senior vice president is accountable to and maintains regular contact with the CODM to discuss

Brad Skinner

U.S. Securities and Exchange Commission

December 13, 2011

operating activities, financial results, forecasts, or plans for the segment. The business units1 in North America are operated on an integrated basis. As previously indicated, the business units share large, substantial functions, such as the sales and supply chain organizations. Additionally, the distribution methods are similar and functions such as financial services, information technology, research and development, marketing, human resources and procurement are shared functions across the business units within the North America operating segment.

Staff Comment

Your response should address, but not necessarily be limited to, the following:

•	Tell us how you considered the information presented to your board of directors as a factor in your determination of operating segments, as referenced in FASB ASC 280-10-50-6.

Company’s Response

The information provided to the board of directors includes net sales and operating profit by business unit and operating segment. The presentations and discussions of the operating performance with the board are at the North America operating segment level due to the integrated nature of the sales force, supply chain, etc. Examples of the items discussed include financial performance of the segment, supply chain performance, service levels, innovation launch performance and safety trends. Sales and in-market performance are discussed at the business unit level due to the availability of data from third parties such as Nielsen and IRI.

Staff Comment

•

Tell us how you considered the focus of the discussions between the CODM and the senior vice president (or North America business unit vice presidents, as applicable) and whether they discuss operating activities, financial results, forecasts, or plans for the six business units, as provided by FASB ASC 280-10-50-7, as a factor in your determination of operating segments. Please provide us a brief analysis of these discussions related to the second quarter operating results. If the discussions related to the six business units, please also tell us whether you believe it is an indication that the senior vice president is the segment manager for multiple operating segments as provided by FASB ASC 280-10-50-8.

Company’s Response

The focus of the discussions between the CODM and the SVP on operating activities, financial results and forecasts are at the North America operating segment level. As we have indicated, many of the functions including sales, supply chain, financial services, marketing, human resources and procurement are organized and operated at the North America operating segment level, not at the business unit level.

[1]

We want to advise the Staff that we announced a reorganization that affects the composition of the six business units within the North America operating segment. As a result of the reorganization, the retail elements of the Specialty channel will be reflected within the Morning Foods, Kashi, Snacks and Frozen business units depending upon the nature of the products sold.

Brad Skinner

U.S. Securities and Exchange Commission

December 13, 2011

The discussions between the CODM and the North America business unit vice presidents, which also included the SVP, were facilitated by the information contained in the Day 10 templates. The items discussed were sales and in-market performance, the level of inventory carried by our customers, key customer sales performance, the innovation scorecard and brand building efforts.

We do not consider the discussions related to the six business units to be an indication that the SVP is the segment manager for multiple operating segments as provided by FASB ASC 280-10-5-8. The assessment of performance of North America is at the operating segment level due to the integrated nature of the operations.

Staff Comment

•

Provide us an analysis of whether the fact that the Day 10 templates are prepared monthly on a business unit basis in North America, utilized by the CODM, and prepared for your other operating segments, are an indication (as an “other factor” contemplated by FASB ASC 280-10-50-06) that the business units are operating segments.

Company’s Response

The Day 10 templates are prepared monthly on a business unit basis in North America and on a geographic basis for Europe, Latin America and Asia Pacific. The North America templates are utilized primarily by the SVP to evaluate sales and in-market performance at the business unit level. The operating performance information contained in the Day 10 templates is similar to the EFS book which is a general purpose management report designed to serve the needs of several levels within the organization. Given the level of detail provided in the Day 10 templates is consistent with the EFS book, we did not consider the templates to be an “other factor” as contemplated by ASC 280-10-50-6.

Staff Comment

•

Confirm to us that the CODM reviewed and provided feedback on the North America operating budgets after the allocation was made to the six business units as appears to be indicated in your response on page 3. Please also clarify for us whether multiple drafts of the North America operating budgets were reviewed and provide us more specificity as to any feedback, if available.

Company’s Response

The CODM provides the North America SVP with the North America operating profit target for the year. The SVP works with the business unit teams to allocate resources across the business units to formulate the operating budgets. This allocation is done at the North America level due to the integrated nature of several functions. Multiple drafts of the operating budgets are prepared and reviewed by the North America CFO and SVP who are responsible for allocating resources to the business units. The CODM reviews the budget once allocations to the business units are made.

Brad Skinner

U.S. Securities and Exchange Commission

December 13, 2011

Staff Comment

Provide us, alternative to the above, an aggregation and reportable segment analysis under FASB ASC 280-10-50-10 through 50-19 if you determine that there are additional operating segments under North America.

Company’s Response

The Company believes that North America is an operating segment based upon our organizational and operational structure. At the beginning of the year our CODM provides the four geographic segments with their operating targets. Throughout the year, our CODM assesses the actual performance of the operating segments against the targets previously established. Review of performance and decisions regarding the allocation of resources are made by our CODM at the operating segment level which are North America, Europe, Latin America and Asia Pacific.

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (269) 961-2009.

Sincerely,

/s/ Ronald L. Dissinger

Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

Kellogg Company